

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

March 21, 2017

Via E-mail
Gayn Erickson
Chief Executive Officer
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539

> **Re: Aehr Test Systems**
> **Registration Statement on Form S-3**
> **Filed March 17, 2017**
> **File No. 333-216792**

Dear Mr. Erickson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Bradley L. Kondracki, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.